VIA EDGAR

April 27, 2007

Mr. Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Mr. Woody:

Based on our telephone conversation of April 25, 2007, we have revised our response to the comment in your letter dated April 12, 2007.  Our response, set forth below, has been numbered to correspond to the numbering in your letter.  As we are filing this response via EDGAR at your request, we have reproduced the comment for the convenience of the staff.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 52

Comment 1.  We have reviewed your response to comment number 1.  Please tell us how Rule 5-03(b)13, which allows the presentation of the equity in earnings of unconsolidated subsidiaries to be presented in a different position or in a different manner, allows for the line item to be disaggregated.  It would appear that the Rule allows for varying presentations of the line item but does not speak to the ability to remove expenses from the calculation and to present them separately.  Additionally, within your response please tell us how you have assessed compliance with I82.109c of the FASB Current Text.

Response 1.  As discussed in our telephone conversation on April 25, 2007, we understand that the Staff will not object to our current disaggregated presentation of equity earnings from unconsolidated affiliates, primarily based on the immateriality of these amounts.  However, at the Staff’s request, in future filings we will include language in the footnotes to the financial statements or in management’s discussion and analysis, as appropriate, to provide additional information regarding the results of our unconsolidated affiliates, including the operating income from unconsolidated affiliates and the net interest expense from unconsolidated affiliates and non-controlled entities.  This additional information will provide analysis of the period to period trends in our earnings from unconsolidated affiliates.  This discussion may include separate analysis of net interest expense from unconsolidated affiliates and net interest expense from non-controlled entities, as appropriate.  The discussion will be provided to give the financial statement user additional information to appropriately analyze and understand the net earnings from our unconsolidated affiliates, including the movement in those earnings between periods.

We also understand that the Staff may reconsider its position with respect to our presentation of equity earnings should these amounts become material in the future.

Please call the undersigned at (310) 205-4396 if you would like to discuss the response noted in this letter.

Sincerely,

/s/ David A. Thompson

David A. Thompson
Senior Vice President and Controller

cc:                                 Robert La Forgia, Executive Vice President and Chief Financial Officer
Madeleine Kleiner, Executive Vice President and General Counsel
Ms. Amanda Jaffe, SEC Division of Corporation Finance
Mr. Ian Eddleston, Ernst & Young